EXHIBIT 99
NEWS RELEASE


CONTACT:
  Richard Becht
  (716) 655-3800

FOR IMMEDIATE RELEASE


         ACME ELECTRIC CORPORATION REPORTS SECOND QUARTER RESULTS

     EAST AURORA, N.Y., January 19, 1999 -- Acme Electric Corporation (NYSE: ACE) announced today that for the second quarter of its 1999 fiscal year ended January 2, 1999, net sales were $18,803,000, compared to $22,752,000 for the comparable period of the previous year, with net income of $402,000, or $.08 per share, compared to net income of $498,000, or $.10 per share, the previous year. Net sales for the twenty-six-week period ended January 2, 1999, were $41,181,000, compared with $44,931,000 for the comparable period of the previous year. Net income for the twenty-six-week period ended January 2, 1999, was $924,000, or $.18 per share, compared with a net income of $668,000, or $.13 per share, for the comparable period of the previous year.
     Robert J. McKenna, Chairman and CEO, stated that, "The decline in sales is primarily attributable to the loss of a major customer in our electronics business, occurring sooner than expected, and softness in certain segments of the capital goods market that has impacted our electrical power distribution products sales volume. On a more optimistic note, our quoting activity and new product design programs are very active. Several new programs with both existing and new customers are presently in the design stage and should yield solid sales and earnings with the next year."
     Founded in 1917, Acme Electric Corporation is a leader in the design and manufacture of power conversion equipment for electronic and electrical systems for industrial, commercial, residential, and military and aerospace applications. Corporate headquarters are in East Aurora, N.Y., with operations in Cuba, N.Y., Lumberton, N.C., and Tempe, Ariz.

                                  # # # #

ACME ELECTRIC CORPORATION

Comparative Analysis
(in thousands, except per share data)


                                 13 Weeks Ended       26 Weeks Ended
                                 --------------       --------------
                              01/02/99  12/27/97  01/02/99  12/27/97
                              --------  --------  --------  --------

Net Sales                      $18,803   $22,752   $41,181   $44,931

Net Income                        $402      $498      $924      $668

Net Income Per Common Share
  (Basic and Diluted)             $.08      $.10      $.18      $.13

Weighted Average Number of Shares
  Outstanding Used to Compute
  Income Per Common Share:
    Basic                        5,057     5,044     5,056     5,043
    Diluted                      5,088     5,059     5,078     5,058


Company news is available by FAX: dial 1-800-758-5804, and input extension 006675; or visit our web site at acmeelec.com